UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)


                               Insilco Corporation
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                                (Name of Issuer)


                    Common Stock (Par Value $.001 Per Share)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    457659704
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                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  April 1, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                                PAGE 1 OF 8 PAGES

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Water Street Corporate Recovery Fund I, L.P.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)    [ ]
                                                                    (b)    [ ]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      OO; WC
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                           [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           -0-
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          -0-
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.4%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN

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                                PAGE 2 OF 8 PAGES

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)    [ ]
                                                                    (b)    [ ]

------------------------------------------------------------------------------
3.    SEC USE ONLY


------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC

------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                           [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           334
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          334
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,864,212
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC; PN

------------------------------------------------------------------------------


                                PAGE 3 OF 8 PAGES

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)    [ ]
                                                                    (b)    [ ]

------------------------------------------------------------------------------
3.    SEC USE ONLY


------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC

------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                           [X]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           -0-
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          -0-
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      BD; PN; IA

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                                PAGE 4 OF 8 PAGES

                               AMENDMENT NO. 10 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               INSILCO CORPORATION

            Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby file this Amendment No. 10 (this "Amendment No. 10") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 9 thereto dated March 24, 1998 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

            This Amendment No. 10 is being filed to report the exercise of options to purchase shares of Common Stock beneficially owned by the Reporting Persons.


Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and supplemented as follows:

            On April 1, 1998, options to purchase 80,000 shares of Common Stock beneficially owned by the Reporting Persons (the "Stock Options") were exercised. $1,880,000 of available working capital funds were used for the exercise of the Stock Options, $680,000 to acquire 40,000 shares at an exercise price of $17.00 per share and $1,200,000 to acquire 40,000 shares at an exercise price of $30.00 per share.


Item 4.     Purpose of Transaction.


            Item 4 is hereby amended and supplemented as follows:

As described in Item 3 of this Amendment No. 10, on April 1, 1998, the Stock Options, which were scheduled to expire on April 2, 1998, were exercised.


Item 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated as follows:

            (a) As of the date hereof, Water Street beneficially owns an aggregate of 1,863,878 shares of Common Stock. Based upon the foregoing, Water Street beneficially owns approximately 46.4% of the Common Stock reported by the Company to be outstanding as of March 24, 1998 (as represented by the Company in the Merger Agreement).

            As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 1,863,878 shares of Common Stock beneficially owned by Water Street, representing in the aggregate approximately 46.4% of the outstanding Common Stock. Each of

__________________________
* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.


                               PAGE 5 OF 8 PAGES

GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

            Item 5(c) is hereby amended and supplemented as follows:

            (c) Except for the exercise of the Stock Options described herein, there have been no transactions in the Common Stock by the persons named in Item 5(a) hereto since the filing of Amendment No. 9 to this Schedule 13D.


Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby amended and supplemented by adding thereto the following:

            (13) Engagement Letter, dated as of March 23, 1998, between Insilco Corporation and Goldman Sachs.


                               PAGE 6 OF 8 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WATER STREET CORPORATE RECOVERY FUND
                                       I, L.P.

                                       By:  Goldman, Sachs & Co., its General
                                       Partner

                                            By:     /s/ Richard A. Friedman
                                               ----------------------------
                                                Name:   Richard A. Friedman
                                                Title:  Managing Director


                                       GOLDMAN, SACHS & CO.

                                       By:      /s/ Richard A. Friedman
                                          -----------------------------
                                            Name:   Richard A. Friedman
                                            Title:  Managing Director


                                       THE GOLDMAN SACHS GROUP, L.P.

                                       By:  The Goldman Sachs Corporation,
                                            its general partner

                                            By:     /s/ Richard A. Friedman
                                               ----------------------------
                                                Name:   Richard A. Friedman
                                                Title:  Executive Vice
                                                        President



Dated:  April 6, 1998



                               PAGE 7 OF 8 PAGES

                                INDEX TO EXHIBITS





Exhibit No.       Exhibit                                                 Page

(13) Engagement Letter, dated as of March 23, 1998, between Insilco Corporation and Goldman Sachs.



                               PAGE 8 OF 8 PAGES